SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SONIC CORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock,	835451105
Par Value $0.01 per share	(CUSIP Number of Class of Securities
(Title of Classes of Securities)	(Underlying Common Stock))

Paige S. Bass, Esq.
Vice President, General Counsel and Assistant Corporate Secretary
Sonic Corp.
300 Johnny Bench Drive
Oklahoma City, Oklahoma 73104
(405) 225-5000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies To:

John J. Cannon III, Esq.
John A. Marzulli, Jr. Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-8159 and (212) 848-8590

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not Applicable*	Not applicable*

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

On February 8, 2010, J. Clifford Hudson, Chairman and Chief Executive Officer of Sonic Corp. (the “Company”), sent an e-mail to certain employees of the Company describing the Company’s intention to commence a one-time voluntary stock option exchange offer.  The text of the e-mail is attached as Exhibit 99.1 and is incorporated herein by reference.

Item 12.  Exhibits
EX-99.1	Email to All Employees from J. Clifford Hudson, dated February 8, 2010

Item 12. Exhibits.

Exhibit No.	Document
99.1	Email to All Employees from J. Clifford Hudson, dated February 8, 2010